Exhibit 99.1

Cellect Biotechnology Reports First Quarter 2020 Financial and Operating Results; Continues to Demonstrate Significant Progress Despite Adjusted Operations Due to COVID-19

Tel Aviv, Israel May 21, 2020 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today reported financial and operating results for the first quarter ended March 31, 2020 and provided an update on recent operating developments, including the status of the previously announced LOIs with Canndoc Ltd, a wholly owned subsidiary of publicly-traded Intercure Ltd. (TASE: INCR).

First Quarter and Recent Operating Milestones

●	Entered into an international consortium of companies to examine the therapeutic effects of stem cells on the reduction of pulmonary manifestations caused by COVID-19. The cytokine storm typical to COVID-19-related Acute Respiratory Distress Syndrome (ARDS) is similar in mechanism to the GvHD, and therefore Cellect may use its clinical data to expedite the development of therapy for COVID-19. This collaboration is in the early phase and the results will be published following the conclusion of the preliminary studies.

●	Expanded its thought leadership as a featured article highlighting the safety and tolerability of ApoGraft was accepted for publication in Bone Marrow Transplantation, a high quality, peer-reviewed journal published monthly by Nature Research. The results highlighted in the article were included, along with other data, in the Company’s Investigational New Drug (IND), which was accepted and approved by the U.S. Food and Drug Administration (FDA) in December 2019.

●	Strengthened its intellectual property (IP) portfolio in multiple jurisdictions: China, Europe, Australia, Canada and Israel. The Company owns 64 patents in 9 patent families, with 45 already granted/allowed patents, 17 pending/in examination and 2 PCT applications, and plans to continue expanding and protecting its global IP to create further barriers to entry.

●	Bolstered its balance through a registered direct offering of $3.0 million, before deducting fees and other estimated offering expenses.

“Although the COVID-19 pandemic has delayed the initiation of our first U.S. trial (for which we have already received the IND approval from the U.S. Food and Drug Administration and completed the technology transfer to our academic partner - Washington University) and slowed the recruitment of the final patient in the Israel trial, we remain bullish on Cellect’s long-term business prospects,” commented Dr. Shai Yarkoni, Chief Executive Officer. “In addition to these clinical opportunities, we are making considerable progress elsewhere to advance our core capabilities and seeding potentially sizeable revenue opportunities.”

While the Company is continuing to conduct its due diligence and negotiate a definitive agreement with Canndoc Ltd., the business disruption caused by the ongoing COVID-19 pandemic is delaying the execution and completion of certain other closing conditions, such as delivery of a fairness opinion and approval of the IMCA (Israeli Medical Cannabis Agency).  Upon the closing of the merger, the Company and Canndoc Ltd. intend to fulfill all of the requirements to ensure the Company’s ADRs and warrants continue trading on the Nasdaq Stock Market (Nasdaq). The proposed merger is also subject to approval of the Company’s Board and shareholders and other customary closing conditions.

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The Company’s cash and cash equivalents totaled $7.08 million as of March 31, 2020. As previously disclosed on May 12, 2020, several investors exercised certain warrants that were issued in February 2019 for cash proceeds of approximately $1.5 million.

First Quarter 2020 Financial Results:

●	Research and development (R&D) expenses for the first quarter of 2020 were $0.43 million, compared to $0.72 million in the fourth quarter of 2019 and $0.99 million in the first quarter of 2019. The decrease in the first quarter of 2020 as compared to the fourth quarter of 2019 was primarily due expenses related to our Fas Ligand manufacturing campaign finalized in the fourth quarter of 2019.

●	General and administrative (G&A) expenses for the first quarter of 2020 were $0.73 million, compared to $0.67 million in the fourth quarter of 2019 and $0.66 million in the first quarter of 2019. The increase in the first quarter of 2020 as compared to the fourth quarter of 2019 was primarily due to increase in expenses related to provision for bonuses for 2019 payable in the second quarter of 2020.

●	Finance income for the first quarter of 2020 was $0.44 million, compared to finance expenses of $0.32 million in the fourth quarter of 2019. The change was primarily due to changes related to the fair value of the tradable and non-tradable warrants issued in a prior fundraising.

●	Net loss for the first quarter of 2020 was $0.72 million, or $0.002 per share, compared to $1.70 million, or $0.008 per share, in the fourth quarter of 2019, and $1.43 million, or $0.008 per share, in the first quarter of 2019.

*	For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on March 31, 2020 (U.S. $1 = NIS 3.565).

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Three months ended	Three months ended
	March 31,	March 31,
	2020	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS

Research and development expenses, net	431	1,537	3,523

General and administrative expenses	726	2,587	2,355

Total operating loss	1,157	4,124	5,878

Financial expenses (income) due to warrants exercisable into ADS	(250)	(890)	(1,192)

Other financial expenses (income), net	(191)	(682)	418

Total comprehensive loss	716	2,552	5,104

Loss per share and ADS:

Basic and diluted loss per share	0.002	0.008	0.029

Weighted average number of shares outstanding used to compute basic and diluted loss per share	324,311,822	324,311,822	177,277,833

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	March 31,	March 31,	December 31,
	2020	2020	2019
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	7,077	25,231	18,106
Other receivables	115	409	469

	7,192	25,640	18,575
NON-CURRENT ASSETS:
Restricted cash	93	332	328
Right of use - Assets under operating lease	280	1,000	1,035
Other long-term receivables	24	85	94
Property, plant and equipment, net	328	1,168	1,288

	725	2,585	2,745

	7,917	28,225	21,320

CURRENT LIABILITIES:
Trade payables	240	855	158
Other payables	892	3,181	3,080
Current maturities of lease liability	118	419	396
	1,250	4,455	3,634
NON-CURRENT LIABILITIES:
Warrants to ADS	360	1,282	2,172
Lease liability	175	625	677
	535	1,907	2,849
EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2019 and March 31, 2020; Issued and outstanding: 224,087,799*) and 337,533,079*) shares as of December 31, 2019 and March 31, 2020, respectively.	-	-	-
Additional Paid in Capital	33,363	118,939	108,598
Share-based payments	4,422	15,765	16,528
Treasury shares	(2,644)	(9,425)	(9,425)
Accumulated deficit	(29,009)	(103,416)	(100,864)

	6,132	21,863	14,837

	7,917	28,225	21,320

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Three months ended	Three months ended
	March 31,	March 31,
	2020	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS

Cash flows from operating activities:
Total comprehensive loss	(716)	(2,552)	(5,104)

Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate difference	(195)	(695)	372
Loss from revaluation of financial assets presented at fair value through profit and loss	-	-	4
Depreciation	24	86	98
Share-based payment	101	361	(215)
Changes in fair value of traded and not traded warrants to ADS	(250)	(890)	(2,546)
Finance expenses	5	19	-
Interest received	3	12	-
Decrease (increase) in other receivables	20	71	70
Depreciation in right of use assets	26	91	114
Increase (decrease) in other payables	244	868	15
Net cash used in operating activities	(738)	(2,629)	(7,192)

Cash flows from investing activities:
Restricted deposit	(1)	(4)	-
Marketable securities measured at fair value through profit and loss, net	-	-	-
Sales (Purchase) of property, plant and equipment	9	34	(120)
Net cash provided by investing activities	8	30	(120)

Cash flows from financing activities:
Exercise of warrants and stock options into shares	7	23	-
Issue of share capital and warrants, net of issue costs	2,559	9,123	24,837
Interest paid	-	-	37
Repayment of lease liability	(29)	(104)	(137)
Net cash provided by financing activities	2,537	9,042	24,737
Exchange differences on balances of cash and cash equivalents	191	682	(372)
Increase (decrease) in cash and cash equivalents	1,998	7,125	17,053
Balance of cash and cash equivalents at the beginning of the period	5,079	18,106	17,809
Balance of cash and cash equivalents at the end of the period	7,077	25,231	34,862

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